                            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                                                                 ON JUNE 7, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-3
                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                               KOMAG, INCORPORATED
                               (NAME OF APPLICANT)

             DELAWARE                                        94-2914864
  (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                             1710 AUTOMATION PARKWAY
                             SAN JOSE, CA 95131-1873
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

              TITLE OF CLASS                                    AMOUNT
          Senior Secured Notes due 2007                       $128,832,000

                   Approximate date of issuance: JUNE 30, 2002

                                  THIAN HOO TAN
                             C/O KOMAG, INCORPORATED
                             1710 AUTOMATION PARKWAY
                           SAN JOSE, CALIFORNIA 95131
                     (Name and address of agent for service)

                                 With a Copy to:

                             KATHLEEN B. BLOCH, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                                     GENERAL

1. GENERAL INFORMATION. FURNISH THE FOLLOWING AS TO THE APPLICANT: FORM OF ORGANIZATION A corporation. STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED. Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE. STATE BRIEFLY THE FACTS RELIED UPON BY THE APPLICANT AS A BASIS FOR THE CLAIM THAT REGISTRATION OF THE INDENTURE SECURITIES UNDER THE SECURITIES ACT OF 1933 IS NOT REQUIRED.

         Komag, Incorporated, a Delaware corporation (the "Company"), proposes to issue, as part of the Further Modified First Amended Plan of Reorganization dated May 7, 2002 ("Plan of Reorganization"), its Senior Secured Notes Due 2007 (the "Notes"). Pursuant to the Plan of Reorganization, the creditors of the Company will receive Notes and common stock of the newly reorganized Company, in the amounts specified in the Plan of Reorganization. On November 16, 2001, the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court") approved the Company's Disclosure Statement (the "Disclosure Statement") as containing "adequate information" for the purposes of soliciting votes of holders of claims against the Company for acceptance or rejection of the Plan of Reorganization (Case Number 01-54143-JRG). A copy of the Disclosure Statement is attached hereto as Exhibit T3E-1 and a copy of the Plan of Reorganization is attached hereto as Exhibit T3E-2. On May 9, 2002, the Plan of Reorganization was confirmed at a confirmation hearing of the Bankruptcy Court. The Company expects that the Plan of Reorganization shall become effective on or about June 30, 2002 (the "Effective Date"), at which time the Company shall emerge from bankruptcy, with an amended charter, new capitalization and new board of directors.

         The Notes are to be issued at the Effective Date under an indenture (the "Indenture") between the Company and the Bank of New York, as Trustee, a form of which is attached hereto as Exhibit T3C-1.

         The Company believes that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of the securities contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.


3. AFFILIATES. FURNISH A LIST OR DIAGRAM OF ALL AFFILIATES OF THE APPLICANT AND INDICATE THE RESPECTIVE PERCENTAGES OF VOTING SECURITIES OR OTHER BASES OF CONTROL.

         Section 5 of this Form T-3 sets forth the names and addresses of those stockholders who currently hold or are expected to hold 10% or more of the Company's voting securities as of the Effective Date.

         The following list sets forth the relationship among the Company and all of its principal direct and indirect subsidiaries, indicating the percentage of voting securities owned by the Company in each subsidiary. Indirect subsidiaries are indented and listed under their direct parent corporations and the share of ownership indicated thereof refers to the share of the direct parent corporation as of March 31, 2002.


                                                                       Percentage of the Company's Ownership

         Komag Distribution Company                                             100%
         Komag Materials Technology, Inc.                                       100%
         Chahaya Optronics, Inc.                                                33.5%
         Komag (Bermuda) Ltd.                                                   100%
                  Komag Netherlands Antilles N.V.                               100%
                           Komag Technology (N) B.V.                            100%
                  Komag USA (Malaysia) Sdn.                                     100%
         Komag Asia-Pacific, Inc.                                               100%


4. DIRECTORS AND EXECUTIVE OFFICERS. LIST THE NAMES AND COMPLETE MAILING ADDRESSES OF ALL DIRECTORS AND EXECUTIVE OFFICERS OF THE APPLICANT AND ALL PERSONS CHOSEN TO BECOME DIRECTORS OR EXECUTIVE OFFICERS. INDICATE ALL OFFICES WITH THE APPLICANT HELD OR TO BE HELD BY EACH PERSON NAMED.

         The following chart sets forth the directors and executive officers of the Company, as of the date hereof. Except as otherwise noted below, the address for each director and executive officer listed below is 1710 Automation Parkway, San Jose, CA 95131-1873.

NAME                                              POSITION/PRINCIPAL OCCUPATION
------------------------------                    ---------------------------------
Chris A. Eyre                                     Chairman of the Board
T.H. Tan                                          Director; Chief Executive Officer
Donald P. Beadle                                  Director
George A. Neil                                    Director
Ronald L. Schauer                                 Director
Anthony Sun                                       Director
Harry G. Van Wickle                               Director
Michael Russak                                    President and Chief Technology Officer
Christopher H. Bajorek                            Executive Vice President, Advanced Technology
Peter S. Norris                                   Executive Vice President, Strategic Business Development
Ray L. Martin                                     Executive Vice President, Sales & Quality
Kathleen A. Bayless                               Vice President and Corporate Controller
Kamran Honardoost                                 Vice President, New Product Introduction & Product Design
Edward H. Siegler                                 Vice President, Chief Financial Officer and Secretary
Tsutomu T. Yamashita                              Vice President, Process Development
William Harrick                                   Vice President, Human Resources

         The executive officers listed above will continue to be the executive officers of the Company on the Effective Date, and there will be a slate of new directors as of the Effective Date. The following chart sets forth the executive officers and persons currently nominated to be directors of the Company upon the Effective Date. Except as otherwise noted below, the address for each director and executive officer listed below is 1710 Automation Parkway, San Jose, CA 95131-1873.

NAME                                              POSITION/PRINCIPAL OCCUPATION
------------------------------                    ---------------------------------
T. H. Tan                                         Chairman of the Board; Chief Executive Officer
Chris A. Eyre                                     Director
Neil S. Subin                                     Director
Kenneth Swim                                      Director
David G. Takata                                   Director
Harry G. Van Wickle                               Director
Raymond H. Wechsler                               Director
Michael Lee Workman                               Director
____________ (1)                                  Director
Michael Russak                                    President and Chief Technology Officer
Christopher H. Bajorek                            Executive Vice President, Advanced Technology
Peter S. Norris                                   Executive Vice President, Strategic Business Development
Ray L. Martin                                     Executive Vice President, Sales & Quality
Kathleen A. Bayless                               Vice President and Corporate Controller
Kamran Honardoost                                 Vice President, New Product Introduction & Product Design
Edward H. Siegler                                 Vice President, Chief Financial Officer and Secretary
Tsutomu T. Yamashita                              Vice President, Process Development
William Harrick                                   Vice President, Human Resources

         (1) Nominee will be selected by Class 6 pursuant to the Plan of Reorganization.

5. PRINCIPAL OWNERS OF VOTING SECURITIES. FURNISH THE FOLLOWING INFORMATION AS TO EACH PERSON OWNING 10 PERCENT OR MORE OF THE VOTING SECURITIES OF THE APPLICANT.

         As of March 31, 2002, there was no person owning 10% or more of the voting securities of the Company.

         Upon the Effective Date, the Company is expected to have the following principal stockholders:

                                                                                             PERCENTAGE OF
                                                   TITLE OF CLASS         AMOUNT TO BE           VOTING
NAME AND COMPLETE MAILING ADDRESS                      OWNED                ISSUED           SECURITIES OWNED
---------------------------------                  --------------         -----------        ----------------
Cerberus Partners, L. P.
450 Park Avenue, 28th Floor
New York, New York 10022-2605
Attention: Mark Neporant, Ron Goldstein           Common Stock              9,772,142             39.9%

JDS Capital L.P.  (1)
c/o JDS Capital Management
780 3rd Avenue, 45th Floor
New York, New York 10017
Attention: Giora Payes, Barbara Tomasulo          Common Stock              4,332,492             17.7%

         (1) The JDS Capital L.P. ownership was calculated by aggregating the ownership of the following three funds: JDS Capital L.P., managed by JDS Capital Management, LLC; Dimensional Partners, L.P., managed by JDS Asset Management, LLC; and Dimensional Partners, Ltd. with JDS Capital Management, Inc. as a subadvisor.


6. UNDERWRITERS. GIVE THE NAME AND COMPLETE MAILING ADDRESS OF (a) EACH PERSON WHO, WITHIN THREE YEARS PRIOR TO THE DATE OF FILING THE APPLICATION, ACTED AS AN UNDERWRITER OF ANY SECURITIES OF THE OBLIGOR WHICH WERE OUTSTANDING ON THE DATE OF FILING THE APPLICATION, AND (b) EACH PROPOSED PRINCIPAL UNDERWRITER OF THE SECURITIES PROPOSED TO BE OFFERED. AS TO EACH PERSON SPECIFIED IN (a), GIVE THE TITLE OF EACH CLASS OF SECURITIES UNDERWRITTEN.

         (a) None.

         (b) The Company will not retain any underwriters in connection with the proposed issuance of the Notes.


7. CAPITALIZATION.

         (a) FURNISH THE FOLLOWING INFORMATION AS TO EACH AUTHORIZED CLASS OF SECURITIES OF THE APPLICANT.

         As of March 31, 2002:

                           TITLE OF CLASS                                 AMOUNT AUTHORIZED               AMOUNT OUTSTANDING
----------------------------------------------------------------         -----------------             ---------------------
Common Stock, par value $0.01 per share..........................            250,000,000(1)                   111,924,983(1)
Preferred Stock..................................................              1,000,000(1)                             None
Senior Bank Debt.................................................                                       approx. $206,900,000
Subordinated Note Due 2002 ......................................                                        approx. $33,700,000
5 -3/4% Convertible Subordinated Notes Due 2004..................                                       approx. $238,200,000
8% Convertible Subordinated Notes Due 2005.......................                                        approx. $10,200,000

         As of the Effective Date:

                           TITLE OF CLASS                                 AMOUNT AUTHORIZED               AMOUNT OUTSTANDING
----------------------------------------------------------------         -----------------             ---------------------
Common Stock, par value $0.01 per share..........................             50,000,000(1)                 24,451,285(1)(2)
Senior Secured Notes Due 2007....................................              $128,832,000                     $128,832,000
12% Secured PIK Notes............................................                Up to $7,000,000                 $7,000,000
Credit Facility .................................................               Up to $15,000,000                    None(3)


         (1)  The number means number of shares.

         (2) This number includes 1,625,000 shares of Common Stock that are to be granted to employees pursuant to the employee retention plan described in the Plan of Reorganization, which shares are subject to vesting periods of 6 to 24 months pursuant to such employee retention plan. The number also includes shares of Common Stock to be distributed to holders of the various claims pursuant to the Plan of Reorganization, which shares will be issued as promptly after the Effective Date as practicable.

         (3) Currently the Company does not anticipate drawing down the line of credit on the Effective Date.



         (b) GIVE A BRIEF OUTLINE OF THE VOTING RIGHTS OF EACH CLASS OF VOTING SECURITIES REFERRED TO IN PARAGRAPH (A) ABOVE.

         As of March 31, 2002:

         (i) Holders of the Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are entitled to cumulate votes for the election of directors.

         (ii) The Board of Directors of the Company is authorized, without any further action by the stockholders, to determine the voting rights of any series of Preferred Stock. No such series of Preferred Stock has been designated or will be issued on the Effective Date.

         As of Effective Date:

         (i) Holders of the Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders.

         (iii) Holders of the Notes will not have any voting rights by reason of ownership of those securities.

8. ANALYSIS OF INDENTURE PROVISIONS. INSERT THE ANALYSIS OF INDENTURE PROVISIONS REQUIRED UNDER SECTION 305(A)(2) OF THE ACT.

         The following analysis of the provisions of the Indenture required under Section 3.5(a)(2) of the Trust Indenture Act of 1939, as amended (the "TIA"), is a summary and is qualified in its entirety by reference to the Indenture, a copy of the form of which is filed as Exhibit T3C-1 hereto and is incorporated herein by reference. Capitalized terms used in this section and not otherwise defined in this application shall have the meanings given to them in the Indenture.

         (A) EVENT OF DEFAULT; WITHHOLDING OF NOTICE.

         Event of Default. Any of the following shall constitute an Event of Default under the Indenture:

         (a) Failure to pay (i) any installment of principal on any Note when due, or (ii) any installment of interest on any Note or other amount payable and such failure under this clause (ii) continues for a period of five (5) consecutive days of the date when due;

         (b) Failure to perform any term, covenant or agreement in any material respect, or breach of any representation or warranty in any material respect, contained in the Indenture, the Notes, the Liquidity Facility Intercreditor Agreement, the Senior Notes Intercreditor Agreement or the other Collateral Documents or in any document executed in conjunction with or delivered pursuant to any such documents, which failure continues uncured for more than thirty (30) consecutive days. Notwithstanding the foregoing, any failure of the Company to perform or observe the covenants contained in Sections 4.10 through 4.22, 4.23(b), 4.24 through 4.27, 4.29, 4.31 and 4.32 of the Indenture constitutes an Event of Default immediately without regard to any lapse of time or cure period;

         (c) Failure by the Company or any Subsidiary (i) to pay when due (giving effect to any applicable grace period) any amounts owing under the Liquidity Facility or the Junior Notes or any obligation or Indebtedness (except those specifically arising under the Indenture) in excess of $1.0 million in aggregate amount, or (ii) to observe or perform any material term, covenant or agreement contained in any agreement governing the Liquidity Facility or the Junior Notes or entered into pursuant thereto or any agreement for such obligation or Indebtedness by which it is bound, in each case for such period of time as would permit the holder(s) to accelerate the maturity thereof;

         (d) (i) the Company or any Subsidiary (other than any Non-Material Subsidiaries) commences any action (A) under any bankruptcy, insolvency, reorganization or relief of debtors laws seeking relief or adjudication of bankruptcy or insolvency, (B) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its assets, or the Company or any Subsidiary (other than any Non-Material Subsidiaries) makes a general assignment for the benefit of its creditors; or
(ii) any action against the Company or any Subsidiary of a nature referred to in clause (i) above which (X) results in the entry of an order for relief or any such adjudication or appointment or (Y) remains undismissed, undischarged or unbonded for a period of thirty (30) days; or (iii) any action against the Company or any Subsidiary for the issuance of a warrant of attachment, execution or distraint against all or any substantial part of its assets which results in an order that is not vacated, discharged, or stayed or bonded pending appeal within thirty (30) days from the entry thereof; or (iv) the Company or any Subsidiary takes any action in furtherance of or consenting any of the acts set forth in clause (i), (ii) and (iii) above; (v) the Company or any Subsidiary is generally not, or shall be unable to, or admits in writing its inability to, pay its debts as they become due; or (vi) the stockholders of the Company or any Subsidiary shall approve any plan or proposal for the liquidation of the Company or any of its Subsidiaries other than Non-Material Subsidiaries.

         (e) any judgment or decree entered against the Company or any Subsidiary involving a liability (not paid or covered by insurance or indemnity), individually equal to or greater than $5.0 million, and in aggregate equal to or greater than $10.0 million that is not vacated, discharged, or stayed or bonded pending appeal within thirty (30) days from the entry thereof;

         (f) (i) failure by the Company or any ERISA Affiliate to make full payment when due of all material amounts required under any Pension Plan or
Section 412 of the Internal Revenue Code; (ii) any material accumulated funding deficiency with respect to any Pension Plan; (iii) the excess of the actuarial present value of all benefit liabilities under all material Pension Plans over the fair market value of the assets of such Pension Plans allocable to such benefit liabilities are greater than 5% of Adjusted Tangible Net Worth; (iv) any transaction by the Company or any ERISA Affiliate to evade liability under Subtitle D of Title IV of ERISA; or (v) (A) any termination of any material Pension Plan, (B) appointment of a trustee to administer any material Pension Plan, (C) the PBGC's institution of any proceedings to terminate any material Pension Plan or to appoint a trustee, or (D) the Company's or any ERISA Affiliate's withdrawal from any material Pension Plan if as of the date of an event listed in (A) through (C) of this clause (v), or any subsequent date, either the Company or its ERISA Affiliate has any material liability;

         (g) any proceeding against the Company or any Subsidiary involving a potential penalty of forfeiture (to the extent not paid or covered by insurance or indemnity) of any property equal to or greater than $5.0 million that is not vacated or discharged within thirty (30) days of its institution.

         Acceleration. Upon (i) the occurrence of any Event of Default described in clause (d) above, or upon the acceleration of any outstanding principal amount owing under the Liquidity Facility, the Notes shall automatically become due and payable, and (ii) upon the occurrence and continuance of any other Event of Default, the Trustee, or the Holders of at least a majority in outstanding principal amount of the then outstanding Notes may, by notice to the Company, declare the Notes, with accrued interest, and all other amounts owing to be due and payable forthwith, whereupon the same shall immediately become due and payable. Except as expressly provided above in this paragraph, presentment, demand, protest and all other notices of any kind are expressly waived. The Holders of a majority in outstanding principal amount of the then outstanding Notes, by written notice to the Trustee, may on behalf of all of the Holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or interest on the Notes that has become due solely because of the acceleration) have been cured or waived.

         Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest with respect to, the Notes or to enforce the performance of any provision of the Notes or the Indenture. The Trustee may also pursue any remedy available to the Holders of the Notes or the Trustee, whether under the Indenture or under the Notes, any of the other Collateral Documents, the Liquidity Facility Intercreditor Agreement or the Senior Notes Intercreditor Agreement, or otherwise available to any Holders or the Trustee at law or equity. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

         Waiver of Past Defaults. Holders of not less than a majority in outstanding principal amount of then outstanding Notes, by notice to the Trustee, may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences, except a continuing Default or Event of Default in the payment of the principal of, or interest on the Notes (including in connection with an offer to purchase) (provided, however, that the Holders of a majority in outstanding principal amount of then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

         Control by Majority. Holders of a majority in outstanding principal amount of then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture that the Trustee determines may be unduly prejudicial to the rights of other Holders of Notes or that may involve the Trustee in personal liability. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         Limitation on Suits. Subject to the restrictions contained in the Liquidity Facility Intercreditor Agreement, a Holder of a Note may pursue a remedy under the Indenture or any Note only if:

         (a) the Holder gives to a Responsible Officer of the Trustee written notice of a continuing Event of Default;

         (b) the Holders of at least 25% in outstanding principal amount of then outstanding Notes make a written request to the Trustee to pursue the remedy;

         (c) such Holder or Holders offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

         (d) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

         (e) during such 60-day period the Holders of a majority in outstanding principal amount of then outstanding Notes do not give the Trustee a direction inconsistent with the request.

         A Holder may not use the Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder other than as expressly provided in the Indenture.

         Rights of Holders of Notes to Receive Payment. The right of any Holder to receive payment of principal, premium, if any, or interest with respect to the Note on or after the respective due dates expressed in the Note, or to bring suit to enforce any payment on or after such respective dates shall not be impaired or affected without the consent of such Holder.

         Priorities. If the Trustee collects any money pursuant to Article 6 of the Indenture, after application to any amounts contemplated by clauses (b) and
(c) of the second paragraph of Section 10.15 of the Indenture, it shall pay out the money in the following order:

                  First: to the Trustee, its agents and attorneys for compensation and indemnity;

                  Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively; and

                  Third: to the Company or to such party as a court of competent jurisdiction shall direct.

         (B) AUTHENTICATION AND DELIVERY; APPLICATION OF PROCEEDS.

         There will be no cash proceeds from the issuance of the Notes.

         A Note is valid only when authenticated by the manual signature of the Trustee, and the Trustee's signature is conclusive evidence that the Note has been authenticated under the Indenture. The Trustee shall, upon a written Authentication Order from the Company, authenticate the Notes for original issue up to the aggregate principal amount at maturity. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Notes. The Registrar shall keep a register of the Notes and of their transfer and exchange.

         The Notes issued in global form (Global Note) shall represent the aggregate principal amount at maturity of outstanding Notes from time to time endorsed thereon, and the aggregate principal amount at maturity of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of the Global Note to reflect the amount of any increase or decrease in the aggregate principal amount at maturity of outstanding Notes represented thereby shall be made by the Trustee or the Custodian in accordance with the terms of the Indenture and the Global Note and otherwise in accordance with instructions given by the Holder. The DTC shall act as Depository of the Global Note, and the Trustee shall act as the Registrar, Paying Agent and Custodian with respect to the Notes.

         (a) Transfer and Exchange of the Global Note. The Global Note is not transferable as a whole except by and between the Depositary and its nominee or successor. The transfer and exchange of beneficial interests in the Global Note may be effected through the Depositary, subject to securities law restrictions and in compliance with the following:

                  (i) Transfer of Beneficial Interests in the Global Note. Beneficial interests in the Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the Global Note. No written orders or instructions are required to effect the transfers.

                  (ii) All Other Transfers and Exchanges of Beneficial Interests in the Global Note. For all other transfers and exchanges of beneficial interests that are not subject to clause (i) above, the transferor must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositary for crediting a beneficial interest in the Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions containing information regarding the Participant account to be credited with such increase; or (B) (1) a written order from a Participant or an Indirect Participant for issuing a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange. Upon satisfaction of all requirements, the Trustee shall adjust the principal amount at maturity of the Global Note.

         (b) Transfer or Exchange of Beneficial Interests for Definitive Notes. If any holder of a beneficial interest in the Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon satisfaction of the conditions set forth in clause (a)(ii) above, the Trustee shall cause the aggregate principal amount at maturity of the Global Note to be reduced, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount at maturity. Any Definitive
Note issued in exchange for a beneficial interest pursuant to this paragraph shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered.

         (c) Transfer and Exchange of Definitive Notes for Beneficial Interests. A Holder of a Definitive Note may exchange such Note for a beneficial interest in the Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in the Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Definitive Note and increase or cause to be increased the aggregate principal amount at maturity of the Global Note.

         (d) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder's compliance with the provisions of this paragraph, the Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. A Holder of Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of a Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Definitive Notes pursuant to the instructions from the Holder thereof.

         (e) Replacement Notes. If any mutilated Note is surrendered to the Trustee or the Company and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Company shall issue and the Trustee, upon receipt of an Authentication Order, shall authenticate a replacement Note if the Trustee's requirements are met. The Holder must supply an indemnity to protect the Company and the Trustee from any loss, and the Company may charge for its expenses in replacing a Note.

         (f) Temporary Notes. Until certificates representing Notes are ready for delivery, the Company may prepare and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of certificated Notes but may have variations that the

Company considers appropriate for temporary Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate Definitive Notes in exchange for temporary Notes. Holders of temporary Notes shall be entitled to all of the benefits of the Indenture.

         (C) RELEASE OF COLLATERAL.

         The Company's Obligations under the Notes issued under the Indenture are secured by Collateral. The Trustee, subject to the Liquidity Facility Intercreditor Agreement and the Senior Notes Intercreditor Agreement, is authorized to release any Lien on any Collateral, subject to Sections 10.11 and
10.12 of the Indenture:

         (a) upon payment and satisfaction in full by or on behalf of the Company of all Obligations;

         (b) constituting property being sold or disposed of if a release is required or desirable in connection therewith and if the Company certifies to the Trustee that the sale or disposition is permitted under Section 4.14 (on asset sale) of the Indenture;

         (c) constituting property in which the Company owned no interest at the time the Lien was granted or at any time thereafter, provided, that such property shall not have been transferred by the Company other than in accordance with the terms and provisions of the Indenture and the other Collateral Documents; or

         (d) constituting property leased to the Company under a lease that has expired or is terminated in a transaction permitted under the Indenture or the other Collateral Documents.

         Except as provided above, the Trustee will not execute and deliver a release of any Lien on any Collateral without the prior written authorization of
(y) if the release is of all or any substantial portion of the Collateral, all of the Holders, or (z) otherwise, the majority in principal amount of the then outstanding Notes.

         (D) SATISFACTION AND DISCHARGE OF THE INDENTURE.

         The Indenture will be discharged and cease to be of further effect as to all Notes and the Trustee will execute proper instruments acknowledging satisfaction and discharge of the Indenture, when (a) either (i) all authenticated Notes have been delivered to the Trustee for cancellation; or (ii) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts sufficient to pay and discharge all amounts owing on the Notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption; (b) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound; (c) the Company has paid or caused to be paid all sums payable by it under the Indenture; and (d) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

         In addition, the Company must deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.


         (E) EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

         (a) The Company will deliver to the Trustee, on a quarterly basis, but in any event within forty-five (45) days after the end of the applicable fiscal quarter for the first three quarters of each fiscal year and within ninety (90) days following the Company's fiscal year end, an Officers' Certificate stating that a review in reasonable detail of the activities of the Company and its Subsidiaries during the preceding fiscal quarter or, in the case of each Officers' Certificate delivered at the Company's fiscal year end, the preceding fiscal year, has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge, no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the applicable entity is taking or proposes to take with respect thereto.

         (b) The Company shall furnish to the Trustee and the Holders all quarterly and annual financial information that would be required for a filing on Forms 10-Q and 10-K, all current reports that would be required for a Form 8-K, and notice of filing or delivery of all reports it sends to security holders and other filings with the SEC or any national securities exchange. The Company shall furnish to the Trustee and the Eligible Holders monthly financial information. So long as not contrary to the then current recommendation of the American Institute of Certified Public Accountants, the year-end financial statements shall be accompanied by a report of the Company's independent public accountants (each of which shall be a firm of established national reputation), addressed to the Company's Board of Directors, that in conjunction with their audit of such consolidated financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Sections 4.1, 4.5, 4.10, 4.12 through 4.20, 4.23, 4.26, 4.31 and
Article 5 of the Indenture (containing covenants and a provision on merger) or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

         (c) The Company shall also deliver to the Trustee promptly upon any Officer of the Company obtaining knowledge (A) of any condition or event which constitutes a Default or Event of Default, (B) any notice or action related to a claimed default or event or condition specified in paragraph (d) under (A) -- EVENT OF DEFAULT -- above, (C) of any litigation involving alleged or potential liability equal to or greater than $4,000,000, or (D) of a material adverse change in the business, operations, properties, assets or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, an Officers' Certificate specifying the nature and period of existence of any such condition or event, or specifying the notice given or action taken by such holder or Person, the nature of such claimed default, Default, Event of Default, event or condition, and what action the Company has taken, is taking and proposes to take with respect thereto.

9. OTHER OBLIGORS. GIVE THE NAME AND COMPLETE MAILING ADDRESS OF ANY PERSON, OTHER THAN THE APPLICANT, WHO IS AN OBLIGOR UPON THE INDENTURE SECURITIES.

         None.



CONTENTS OF APPLICATION FOR QUALIFICATION. THIS APPLICATION FOR QUALIFICATION COMPRISES --

         (a) Pages numbered 1 to 14, consecutively.

         (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified (included as Exhibit T3G hereto.)

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A-1              Current Amended and Restated Certificate of
                           Incorporation of the Company (incorporated as Exhibit
                           3.1 to the Company's report on Form 10-K filed by the Company with the Commission for the year ended
                           December 31, 2000 filed on March 26, 2001).

Exhibit T3A-2              Form of Amended and Restated Certificate of
                           Incorporation of the Company, effective upon the Effective Date.

Exhibit T3B-1              Current Bylaws of the Company (incorporated as
                           Exhibit 3.2 to the Company's report on Form 10-K for the year ended December 31, 2000, which incorporated by reference from Exhibit 3.3 to the Company's report on Form 10-K for the year ended December 30, 1990).

Exhibit T3B-2              Form of Amended and Restated By-Laws of the Company,
                           effective upon the Effective Date.

Exhibit T3C-1              Form of the Senior Secured Notes due 2007 Indenture
                           between the Company and The Bank of New York with the form of Senior Secured Note due 2007 attached as Exhibit A thereto.

Exhibit T3C-2              Form of the Junior Secured Notes due 2007 Indenture
                           between the Company and Bank One Trust Company, NA
                           (incorporated by reference as Exhibit T3C-1 to the Company's Form T-3 regarding the Junior Secured
                           Notes due 2007 Indenture filed on June __, 2002).

Exhibit T3D                Not applicable.

Exhibit T3E-1              Disclosure Statement approved by the United States
                           Bankruptcy Court for the Northern District of
                           California on November 16, 2001.

Exhibit T3E-2              Further Modified First Amended Plan of Reorganization
                           dated May 7, 2002.

Exhibit T3F                A cross reference sheet showing the location of the
                           Senior Secured Notes due 2007 Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1).

Exhibit T3G                Statement of Eligibility and Qualification of Trustee
                           on Form T-1.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Komag, Incorporated, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of San Jose, and State of California, on June 6, 2002.


                                               By: /s/ Thian Hoo Tan
                                                  ---------------------------
                                               Name:  Thian Hoo Tan
                                               Title: Chief Executive Officer

Attest: /s/ Edward H. Siegler
       ----------------------
Name:  Edward H. Siegler
Title: Secretary

                                 EXHIBIT INDEX


Exhibit T3A-1              Current Amended and Restated Certificate of
                           Incorporation of the Company (incorporated as Exhibit
                           3.1 to the Company's report on Form 10-K filed by the Company with the Commission for the year ended
                           December 31, 2000 filed on March 26, 2001).

Exhibit T3A-2              Form of Amended and Restated Certificate of
                           Incorporation of the Company, effective upon the Effective Date.

Exhibit T3B-1              Current Bylaws of the Company (incorporated as
                           Exhibit 3.2 to the Company's report on Form 10-K for the year ended December 31, 2000, which incorporated by reference from Exhibit 3.3 to the Company's report on Form 10-K for the year ended December 30, 1990).

Exhibit T3B-2              Form of Amended and Restated By-Laws of the Company,
                           effective upon the Effective Date.

Exhibit T3C-1              Form of the Senior Secured Notes due 2007 Indenture
                           between the Company and The Bank of New York with the form of Senior Secured Note due 2007 attached as Exhibit A thereto.

Exhibit T3C-2              Form of the 12% Secured Pay-in-Kind Notes due 2007
                           Indenture between the Company and Bank One Trust
                           Company, N.A.(incorporated by reference as Exhibit
                           T3C-1 to the Company's Form T-3 regarding the 12%
                           Secured Pay-in-Kind Notes due 2002 Indenture filed on June __, 2002).

Exhibit T3D                Not applicable.

Exhibit T3E-1              Disclosure Statement approved by the United States
                           Bankruptcy Court for the Northern District of
                           California on November 16, 2001.

Exhibit T3E-2              Further Modified First Amended Plan of Reorganization
                           dated May 7, 2002.

Exhibit T3F                A cross reference sheet showing the location of the
                           Senior Secured Notes due 2007 Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1).

Exhibit T3G                Statement of Eligibility and Qualification of Trustee
                           on Form T-1.